January 13, 2011

U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Vanguard Municipal Bond Funds (the Trust)
Registration No. 2-57689
File No. 811-2687 - Request for Withdrawal

Commissioners:

Pursuant to Rule 477(a) under the Securities Act of 1933, the Trust requests the withdrawal of Post-
Effective Amendment Nos. 67, 68, 69, 70, 71, and 72. By way of further background:

•	Post-Effective Amendment No. 67 was filed under Rule 485(a) on June 24, 2010 (Accession No.
0000932471-10-002290), to add three new series to the Trust, each of which to offer Admiral and
ETF Shares, and to be known as Vanguard Short-Term Municipal Bond Index Fund, Vanguard
Intermediate-Term Municipal Bond Index Fund; and Vanguard Long-Term Municipal Bond Index
Fund. We requested that Post-Effective Amendment No. 67 become effective on the 75th day after filing.
•	Post-Effective Amendment No. 68 was filed under Rule 485(b) on September 2, 2010 (Accession
No. 0000932471-10-002908), and responded to comments of the Commission’s Staff regarding the prior 485(a) filing, and included updated exhibits to the Trust’s Registration Statement. Post-
Effective Amendment No. 68 requested a new effective date of September 22, 2010, for Post-
Effective Amendments 67 and 68.
•	Post-Effective Amendment No. 69 was filed under Rule 485(b) on September 21, 2010 (Acces-
sion No. 0000932471-10-002994), for the sole purpose of extending to October 21, 2010, the then-pending effective date of Post-Effective Amendment No. 68.
•	Post-Effective Amendment No. 70 was filed under Rule 485(b) on October 20, 2010 (Accession
No. 0000932471-10-003238), for the sole purpose of extending to November 19, 2010, the then-
pending effective date of Post-Effective Amendment No. 69.
•	Post-Effective Amendment No. 71 was filed under Rule 485(b) on November 18, 2010 (Accession
No. 0000932471-10-003378, for the sole purpose of extending to December 17, 2010, the then-
pending effective date of Post-Effective Amendment No. 70.
•	Post-Effective Amendment No. 72 was filed under Rule 485(b) on December 16, 2010 (Accession
No. 0000932471-10-003675), for the sole purpose of extending to January 14, 2011, the then-
pending effective date of Post-Effective Amendment No. 71.

The Trust requests the withdrawal of each Amendment on the grounds that it has no plans to proceed with the offering of the Vanguard Short-Term Municipal Bond Index Fund, Vanguard Intermediate-
Term Municipal Bond Index Fund, and Vanguard Long-Term Municipal Bond Index Fund, at this time. No securities were sold in connection with this offering.

Please direct any communications concerning this filing to me at (610) 503-5693. Thank you.

Sincerely,
VANGUARD MUNICIPAL BOND FUNDS

Natalie Bej
Assistant Secretary

cc: Brion Thompson, Esq.
U.S. Securities and Exchange Commission